Exhibit 99.2

OLYMPUS PACIFIC MINERALS INC.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1 www.computershare.com
MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9
Security Class
Holder Account Number
C1234567890
COMMON
XXX
Fold
Form of Proxy - Annual General and Special Meeting to be held on October 26, 2012
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein (except when voting by the telephone), please either strike out the names of those persons named in the accompanying form of proxy and insert the name of your chosen proxyholder in the space provided (see reverse) or provide another form of proxy.
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made or if both choices are specified in respect of any matter, this proxy will be voted FOR all matters described in this proxy.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
Fold
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 8:00 p.m., Eastern Time, on October 23, 2012.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
.                                                           .                                                          .
To Vote Using the Telephone
• Call the number listed BELOW from a touch tone
telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet

• Go to the following web site:
www.investorvote.com
To Receive Documents Electronically

• You can enroll to receive future securityholder
communications electronically by visiting
www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER 123456789012345

Appointment of Proxyholder

I/We, being holder(s) of the Company hereby appoint: David Seton, Executive Chairman, or failing him, Jeffrey Klam, General Counsel & Corporate Secretary

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions or both choices have been given, the proxyholder will, and is hereby directed to, vote in **favour** of each matter identified on this proxy and **for** the nominees of management of directors and for auditors as identified in this proxy) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Olympus Pacific Minerals Inc. to be held at the offices of Olympus Pacific Minerals Inc. in Danang, Vietnam, 996 Ngo Quyen Street, Son Tra District, Danang City, Vietnam on October 26, 2012 at 7:00 AM (Vietnam time) in the morning and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Appointment of Directors – J. Morda and L. Robinson	☐	☐

	For	Against
2. Approval of change of corporate name to Besra Gold Inc.	☐	☐

	For	Against
3. Approval of unallocated entitlements under the Company's stock option plan until October 26, 2015	☐	☐

	For	Against
4. Ratification of Issue of Options to Directors, Employees and Consultants of the Company	☐	☐

	For	Withhold
5. Appointment of Auditor	☐	☐

	For	Against
6. Any other business	☐	☐

Fold

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

044782 AR2 OYMQ

00WZYC